                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2010

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos.
333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

The following exhibits are included in this Report on Form 6-K and incorporated herein by reference: Metalink reports First Quarter 2010 results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               METALINK LTD.

Date: July 8, 2010                             By: /s/ Tzvika Shukhman
                                               -----------------------
                                               Tzvika Shukhman
                                               Chief Executive Officer

  Rony Eizenshtein
  CFO
  Metalink Ltd.
  Tel: 972-9-9605555
  Fax: 972-9-9605544

                   METALINK REPORTS FIRST QUARTER 2010 RESULTS

YAKUM, ISRAEL, July 8, 2010 - Metalink Ltd. (NASDAQ: MTLK), today announced its unaudited financial results for the first quarter of 2010 ended March 31, 2010.

SALE OF WLAN BUSINESS

As previously announced, Metalink completed the sale of its wireless local area network (WLAN) business to Lantiq on February 15, 2010. Under the terms of the agreement, Lantiq has agreed to pay Metalink a total of up to $16.5 million in cash, $5.7 million of which were paid at the closing and additional payments, at the total amount of approximately $1.5 million, were paid through March 31,
2010. As a result of the sale, Metalink recorded a capital gain of approximately
$6.9 million.

Following the sale, the results of operations of the WLAN business are reported as discontinued operation and the results from continuing operation no longer include revenues and expenses attributable to the WLAN business.

As a result of our holding of the proceeds of the sale of the WLAN business, there is a high likelihood that Metalink will be classified as a passive foreign investment company for U.S. federal income tax purposes in 2010 and possibly also in later years unless and until we invest a sufficient portion of those proceeds in assets that do not produce passive income.

FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2010: Revenues for the first quarter of 2010 were $0.05 million compared to $1.6 million for the first quarter of 2009. Net income (loss) for the period was $6.2 million, or $2.31 per share, including the capital gain of approximately $6.9 million from the sale of the WLAN business. Net loss from continuing operation for the period was $(0.5)
million, or $(0.18) per share, compared to $(0.3) million, or $(0.13) per share, for the first quarter of 2009. Net income (loss) for the period from discontinued operation was $6.7 million, or $2.49 per share, compared to $(3.2)
million, or $(1.32) per share, for the first quarter of 2009.

CASH STATUS: Metalink's cash and cash equivalents as of March 31, 2010 were $4.1 million.

LOAN STATUS: As previously announced, on December 30, 2009, we entered into an amendment to the Loan Agreement, whereby the repayment of the $4.3 million originally due under the Loan Agreement was reduced to $4.1 million to be repaid in four installments: $3,750,000 was repaid concurrently with the closing of the sale of the WLAN business and the remainder is to be paid in three installments between September 30, 2010 and March 31, 2011.

ABOUT METALINK

Metalink shares trade on Nasdaq under the symbol "MTLK". For more information, please visit our website at http://www.MTLK.com

                                   ----------

                              SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: absence of significant operations following the Lantiq Transaction; uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; and
our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the SEC, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                 (TABLES FOLLOW)

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                           MARCH 31,         DECEMBER 31,
                                                                         ------------       ------------
                                                                             2010               2009
                                                                         ------------       ------------
                                                                          (UNAUDITED)
                                                                         ------------
                                                                         (IN THOUSANDS EXCEPT SHARE DATA)
                                                                         -------------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                              $      4,130       $      2,273
  Trade accounts receivable                                                         -                461
  Other receivables                                                             2,103                602
  Prepaid expenses                                                                 93                 88
  Inventories                                                                     305              1,068
                                                                         ------------       ------------
       Total current assets                                                     6,631              4,492
                                                                         ------------       ------------

SEVERANCE PAY FUND                                                                 16              1,229
                                                                         ------------       ------------

PROPERTY AND EQUIPMENT, NET                                                        98              2,145
                                                                         ============       ============
       Total assets                                                      $      6,745       $      7,866
                                                                         ============       ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                                 $        406       $      1,542
  Other payables and accrued expenses                                           2,156              3,239
  Short-term loan                                                                 350              4,100
  Warrants to issue shares                                                          -                289
                                                                         ------------       ------------
       Total current liabilities                                                2,912              9,170
                                                                         ------------       ------------

ACCRUED SEVERANCE PAY                                                             282              1,798
                                                                         ------------       ------------

SHAREHOLDERS' EQUITY*
  Ordinary shares of NIS 1.0 par value (Authorized - 5,000,000 shares, issued and outstanding - 2,780,231 and 2,663,723 shares
    as of March 31, 2010 and December 31, 2009, respectively)                     790                759
  Additional paid-in capital                                                  158,110            157,692
  Accumulated deficit                                                        (145,464)          (151,668)
                                                                         ------------       ------------
                                                                               13,436              6,783
                                                                         ------------       ------------

  Treasury stock, at cost; 89,850 as of
     March 31, 2010 and December 31, 2009                                      (9,885)            (9,885)
                                                                         ------------       ------------
       Total shareholders' equity                                               3,551             (3,102)
                                                                         ============       ============
       Total liabilities and shareholders' equity                        $      6,745       $      7,866
                                                                         ============       ============

* The number of shares have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

                                 METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      THREE MONTHS ENDED MARCH 31,
                                                                    -------------------------------
                                                                        2010               2009
                                                                    ------------       ------------
                                                                     (UNAUDITED)        (UNAUDITED)
                                                                    ------------       ------------
                                                                            (IN THOUSANDS,
                                                                    EXCEPT SHARE AND PER SHARE DATA)
                                                                    -------------------------------

Revenues                                                            $         50       $      1,625
                                                                    ------------       ------------
Cost of revenues:
  Costs and expenses                                                           -                452
  Royalties to the Government of Israel                                        -                 48
                                                                    ------------       ------------
      Total cost of revenues                                                   -                500
                                                                    ============       ============

   GROSS PROFIT                                                               50              1,125

Operating expenses:
  Gross research and development                                               -                  -
  Less - Royalty bearing and other grants                                      -                  -
                                                                    ------------       ------------
  Research and development, net                                                -                  -
                                                                    ------------       ------------

  Selling and marketing                                                        -                  -
  General and administrative                                                 434                473
                                                                    ------------       ------------
      Total operating expenses                                               434                473
                                                                    ============       ============

   OPERATING PROFIT (LOSS)                                                  (384)               652

Financial income (expenses), net                                            (100)              (958)
                                                                    ------------       ------------

   NET LOSS FROM CONTINUING OPERATION                               $       (484)      $       (306)
                                                                    ============       ============

DISCONTINUED OPERATION
  Operating loss from discontinued operation                                (219)            (3,162)
  Capital gain from sale of discontinued operation                         6,907                  -
                                                                    ------------       ------------
  NET PROFIT (LOSS) FROM DISCONTINUED OPERATION                     $      6,688       $     (3,162)
                                                                    ============       ============

  NET PROFIT (LOSS)                                                 $      6,204       $     (3,468)
                                                                    ============       ============
PER SHARE DATA-
Basic loss from continuing operations                               $      (0.18)      $      (0.13)
                                                                    ============       ============

Diluted loss from continuing operations                             $      (0.18)      $      (0.13)
                                                                    ============       ============

Basic and Diluted earnings (loss) from discontinued operations      $       2.49       $      (1.32)
                                                                    ============       ============

Basic earnings (loss) per share                                     $       2.31       $      (1.45)
                                                                    ============       ============

Basic earnings (loss) per share                                     $       2.31       $      (1.45)
                                                                    ============       ============

SHARES USED IN COMPUTING LOSS PER ORDINARY SHARE*:
Basic and Diluted                                                      2,690,373          2,385,373
                                                                    ============       ============

* Shares used for loss per share calculation have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22,
2010.